SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E.

February 7, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _x_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

ČEZ, a. s. signed coal supply agreement for year 2002 with Mostecká uhelná společnost, a.s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

ČEZ, a. s.

By _____

Name: Libuše Látalová
Title: Head of Finance Administration